

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2021

Tilman J. Fertitta
Chief Executive Officer
Landcadia Holdings II, Inc.
1510 West Loop South
Houston, TX 77027

     Re: Landcadia Holdings II, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed August 12, 2020
          File No. 001-38893

Dear Mr. Fertitta:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Joel Rubinstein, Esq.